AMENDMENT NO. 2 TO INVESTMENT ADVISORY AGREEMENT

This Amendment No. 2 to the Investment Advisory Agreement (the “Agreement”) dated April 28, 2008, as amended on May 1, 2009, by and between Franklin Advisers, Inc. (the “Subadviser”) and Met Investors Advisory LLC (a predecessor to MetLife Advisers, LLC) (the “Adviser”), with respect to the Met/Franklin Income Portfolio, a series of Met Investors Series Trust, is entered into effective the 1st day of May, 2011.

WHEREAS the Agreement provides for the Subadviser to provide certain investment advisory services to the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS the Adviser and the Subadviser desire to make certain changes to the Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Subadviser hereby agree that the Agreement is amended as follows:

1. Schedule A of the Agreement hereby is amended to change the Subadviser’s fee to the following:

Percentage of average daily net assets*

Met/Franklin Income Portfolio

0.625% of the Related Portfolios’ first $50 million of such assets, plus 0.465% of the Related Portfolios’ assets over $50 million up to $200 million, plus 0.375% of the Related Portfolios’ assets over $200 million up to $500 million, plus 0.35% of the Related Portfolios’ assets over $500 million

* For purposes of determining the annual advisory fee rate pursuant to this Schedule A, the assets of the Met/Franklin Income Portfolio shall be aggregated with the assets of the Met/Franklin Low Duration Total Return Portfolio, Met/Templeton Growth Portfolio and Met/Franklin Mutual Shares Portfolio (collectively, the “Related Portfolios”). The aggregated assets will be applied to the above schedule and the resulting effective rate shall be applied to the actual assets of the Met/Franklin Income Portfolio to determine the annual advisory fee rate.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the 1st day of May, 2011.

METLIFE ADVISERS, LLC	FRANKLIN ADVISERS, INC.
By:/s/ Jeffrey A. Tupper	By: /s/ Edward B. Jamieson
Jeffrey A. Tupper	Edward B. Jamieson
Authorized Officer	President & Chief Investment Officer